

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via E-mail
Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot
Tucson, AZ 85712

> **Re:** **ABCO Energy, Inc.**
> **Registration Statement on Form 10**
> **Filed July 1, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 000-55235**

Dear Mr. O'Dowd:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Brian P. Simon, Esq. (*via e-mail*)
        Law Office of Brian P. Simon